Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 15, 2020

PREM WATSA ACQUIRES ADDITIONAL SHARES OF FAIRFAX

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that Prem Watsa, its Chair and CEO, has advised that over the last few days he has purchased in the market 482,600 subordinate voting shares of Fairfax for an aggregate purchase cost of approximately US$148.95 million.

Mr. Watsa commented as follows in connection with this purchase: “At our AGM and on our first quarter earnings release call, I said that our shares are ‘ridiculously cheap’. That statement reflected my recognition that in the 35 years since Fairfax began, I have never seen Fairfax shares sell at a bigger discount to their intrinsic value than they have recently. I have now backed up my strong words by purchasing close to US$150 million of Fairfax shares in the market over the last few days, as I believe that this will be an excellent long term investment.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946